Exhibit 99.1

CyberArk Announces Strong First Quarter 2016 Results
First quarter total revenue of $46.9 million increases 43% year-over-year

Newton, Mass. and Petach Tikvah, Israel – May 5, 2016 – CyberArk, (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the first quarter ended March 31, 2016.

“Our top and bottom line outperformance in the first quarter was driven by solid execution and strong demand for privileged account security,” said Udi Mokady, CyberArk CEO.  “The breadth of customers and partners turning to CyberArk to protect privileged accounts and credentials demonstrates that every organization regardless of size or vertical needs this critical new layer of security.  We believe our disciplined investments will enable us to continue to extend our leadership position, capture share in this greenfield market and deliver profitable growth.”

Financial Highlights for the First Quarter Ended March 31, 2016

Revenue:

•	Total revenue was $46.9 million, up 43% compared with the first quarter of 2015.
•	License revenue was $27.5 million, up 38% compared with the first quarter of 2015.
•	Maintenance and Professional Services revenue was $19.4 million, up 50% compared with the first quarter of 2015.

Operating Income:

•	GAAP operating income was $6.2 million, compared to $7.5 million in the first quarter of 2015. Non-GAAP operating income was $10.7 million, an increase from $9.0 million in the first quarter of 2015.

Net Income:

•
GAAP net income was $4.3 million, or $0.12 per diluted share, compared to GAAP net income of $4.2 million, or $0.12 per diluted share, in the first quarter of 2015.   Non-GAAP net income was $8.3 million, or $0.23 per diluted share, compared to $5.7 million, or $0.16 per diluted share, in the first quarter of 2015.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP operating income and net income for the three months ended March 31, 2016 and 2015. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•	As of March 31, 2016, CyberArk had $254.3 million in cash, cash equivalents, marketable securities and short-term deposits, compared to $238.3 million as of December 31, 2015.

•	During the first quarter of 2016, the Company generated $16.5 million in cash flow from operations, an increase compared to $14.3 million in the first quarter of 2015.

Business Outlook

Based on information available as of May 5, 2016, CyberArk is issuing guidance for the second quarter and full year 2016 as indicated below.

Second Quarter 2016:

•	Total revenue is expected to be in the range of $47.5 million to $48.5 million, which represents 31% to 33% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $8.6 million to $9.5 million.
•	Non-GAAP net income per share is expected to be in the range of $0.18 to $0.20 per diluted share. This assumes 35.9 million weighted average diluted shares.

Full Year 2016:

•	Total revenue is expected to be in the range of $209.0 million to $211.0 million, which represents 30% to 31% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $41.7 million to $43.3 million.
•	Non-GAAP net income per share is expected to be in the range of $0.87 to $0.91 per diluted share. This assumes 36.3 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call on Thursday, May 5, 2016 at 4:30 p.m. Eastern Time (ET) to discuss the company’s first quarter financial results and business outlook.  To access this call, dial 844-237-3590 (domestic) or +1 484-747-6582 (international).  The conference ID is 85665234. Additionally, a live webcast of the conference call will be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com. Following the conference call, a replay will be available for one week at 855 859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 85665234. An archived webcast of this conference call will also be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including more than 40 percent of the Fortune 100 – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, MA. The company also has offices throughout EMEA and Asia-Pacific. To learn more about CyberArk, visit www.cyberark.com.

Copyright © 2016 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•
For the three months ended March 31, 2016, non-GAAP operating income is calculated as operating income excluding share-based compensation expense and amortization of intangible assets related to acquisitions. For the three months ended March 31, 2015, non-GAAP operating income is calculated as operating income excluding public offering related expenses and share-based compensation expense.

•
For the three months ended March 31, 2016, non-GAAP net income is calculated as net income excluding share-based compensation expense, amortization of intangible assets related to acquisitions and the tax effects related to the non-GAAP adjustments and for the three months ended March 31, 2015, non-GAAP net income is calculated as net income excluding public offering related expenses and share-based compensation expense.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude share-based compensation, public offering related expenses and amortization of intangible assets related to acquisitions allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. The Company believes that expenses related to its public offerings and amortization of intangible assets related to acquisitions do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Christy Lynch
CyberArk
617-796-3210
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2015	2016

Revenues:
License	$19,978	$27,514
Maintenance and professional services	12,937	19,397

Total revenues	32,915	46,911

Cost of revenues:
License	550	1,274
Maintenance and professional services	3,707	5,160

Total cost of revenues	4,257	6,434

Gross profit	28,658	40,477

Operating expenses:
Research and development	4,117	7,933
Sales and marketing	13,460	21,663
General and administrative	3,578	4,670

Total operating expenses	21,155	34,266

Operating income	7,503	6,211

Financial income (expenses), net	(1,631)	67

Income before taxes on income	5,872	6,278

Taxes on income	(1,706)	(1,954)

Net income	$4,166	$4,324

Basic net income per ordinary share	$0.14	$0.13
Diluted net income per ordinary share	$0.12	$0.12

Shares used in computing net income
per ordinary shares, basic	30,563,888	33,366,332
Shares used in computing net income
per ordinary shares, diluted	34,786,581	35,707,977

Share-based Compensation Expense:

	Three Months Ended
	March 31,
	2015	2016

Cost of revenues	$63	$241
Research and development	82	940
Sales and marketing	139	1,225
General and administrative	181	967

Total share-based compensation expense	$465	$3,373

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	March 31,
	2015	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$234,539	$238,202
Short-term bank deposits	3,713	8,680
Marketable securities	-	597
Trade receivables	20,410	15,819
Prepaid expenses and other current assets	3,293	4,770

Total current assets	261,955	268,068

LONG-TERM ASSETS:
Property and equipment, net	3,584	4,023
Intangible assets, net	18,558	17,424
Goodwill	35,145	35,145
Marketable securities	-	6,857
Severance pay fund	3,230	3,361
Prepaid expenses and other long-term assets	1,954	2,050
Deferred tax asset	9,998	10,431

Total long-term assets	72,469	79,291

TOTAL ASSETS	$334,424	$347,359

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,530	$2,222
Employees and payroll accruals	15,860	12,350
Deferred revenues	37,104	43,746
Accrued expenses and other current liabilities	9,366	7,888

Total current liabilities	64,860	66,206

LONG-TERM LIABILITIES:
Deferred revenues	17,285	19,862
Other long-term liabilities	188	236
Accrued severance pay	4,667	5,043
Deferred tax liabilities	754	652

Total long-term liabilities	22,894	25,793

TOTAL LIABILITIES	87,754	91,999

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	86	86
Additional paid-in capital	200,107	203,969
Accumulated other comprehensive income (loss)	(93)	411
Retained earnings	46,570	50,894

Total shareholders' equity	246,670	255,360

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$334,424	$347,359

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Three Months Ended
	March 31,
	2015	2016

Cash flows from operating activities:
Net income	$4,166	$4,324
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and Amortization	222	1,518
Share-based compensation expenses	465	3,373
Tax benefit related to share-based compensation	(529)	(217)
Deferred income taxes, net	(245)	(598)
Decrease in trade receivables	4,351	4,591
Increase in prepaid expenses and other
current and long-term assets	(932)	(1,008)
Increase (decrease) in trade payables	871	(200)
Increase in short term and long term deferred revenues	9,171	9,219
Decrease in employees and payroll accruals	(3,183)	(3,510)
Decrease in accrued expenses and other
current and long-term liabilities	(242)	(1,200)
Increase in accrued severance pay, net	225	245

Net cash provided by operating activities	14,340	16,537

Cash flows from investing activities:
Proceeds from short and long term deposits	24,279	-
Investment in short and long term deposits	-	(4,998)
Investment in marketable securities	-	(7,435)
Purchase of property and equipment	(620)	(930)

Net cash provided by (used in) investing activities	23,659	(13,363)

Cash flows from financing activities:
Tax benefit related to share-based compensation	529	217
Proceeds from exercise of options	234	272

Net cash provided by financing activities	763	489

Increase in cash and cash equivalents	38,762	3,663

Cash and cash equivalents at the beginning of the period	124,184	234,539

Cash and cash equivalents at the end of the period	$162,946	$238,202

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended
	March 31,
	2015	2016

Operating income	$7,503	$6,211
Public offering related expenses	1,081	-
Share-based compensation	465	3,373
Amortization of intangible assets - Cost of revenues	-	355
Amortization of intangible assets - Research and development	-	478
Amortization of intangible assets - Sales and marketing	-	301

Non-GAAP operating income	$9,049	$10,718

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended
	March 31,
	2015	2016

Net income	$4,166	$4,324
Public offering related expenses	1,081	-
Share-based compensation	465	3,373
Amortization of intangible assets - Cost of revenues	-	355
Amortization of intangible assets - Research and development	-	478
Amortization of intangible assets - Sales and marketing	-	301
Taxes on income related to non-GAAP adjustments	-	(513)

Non-GAAP net income	$5,712	$8,318

Non-GAAP net income per share
Basic	$0.19	$0.25
Diluted	$0.16	$0.23

Weighted average number of shares
Basic	30,563,888	33,366,332
Diluted	34,786,581	35,707,977